Exhibit (a)(5)(v)

The following is an excerpt from the transcript of International Paper Company’s video broadcast to employees held on July 28, 2011:

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The offer and solicitation to purchase shares of common stock, par value $1.00 per share (and the associated preferred stock purchase rights), of Temple-Inland Inc. (“Temple-Inland”) is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by International Paper Company (the “Company”) and Metal Acquisition Inc. with the SEC on July 12, 2011 (as they may be amended and supplemented from time to time). INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

The tender offer expires at 5:00 p.m., Eastern time, on August 9, 2011, unless it is extended. If the tender offer is extended, the Company will issue a press release announcing the extension at or before 9:00 a.m., Eastern time, on the next business day after the date the tender offer was scheduled to expire.

In connection with the proposed transaction, the Company may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

[UNRELATED DISCUSSION]

[John Faraci, Chairman and Chief Executive Officer]: As all of you know we made an offer for Temple. Seems like a long time ago, but it wasn’t. It was June. A 30 dollar and 60 cents all cash offer, that’s 20% above Temple’s all time high in terms of share price, so, their all time high. And it was 46% above what their share price was the day before. Temple is a good company. We think Temple and International Paper together, Temple and our industrial packaging business, takes our good industrial packaging business, our very good industrial packaging business, and gives us the opportunity to make it an excellent business at the right price. We think our price was a serious offer. We think it’s a good price from a Temple shareowners and IP shareowners [inaudible]. Temple has chosen not to negotiate with us, but we kind of expected that at the outset. We knew that was going to be one of the possibilities, so we prepared for that. And as a result, to show our seriousness if nothing else, just to get the process started, we launched what they call a tender offer. This is called a hostile bid in kind of investment banker, Wall Street terms. Think of it as unsolicited. It’s not hostile. It’s unsolicited. They didn’t ask us to make an offer for the company. We decided to. The word hostile gets thrown around. It gets some attention. Some excitement to get people reading. But think of it as unsolicited. So that’s where we stand right now.

The next milestone, if Temple doesn’t decide to negotiate, and they could decide to negotiate at any point in time, but we’re not assuming they will, is for us to get regulatory approval.

We made the offer for Temple. It was based on two conditions. We have the financing [inaudible]. Our balance sheet is in good shape. So we can borrow the money if we need to. We said we need regulatory approval and we need Temple’s Board of Directors to withdraw something called a poison pill they put in place, which makes it harder for us to buy Temple shares. We can’t do anything about the poison pill. Only Temple can do something about that. But we can get regulatory approval. And we did file with the Justice Department several weeks ago, and as we expected, yesterday we got a second request from the Justice Department which is a formality. We expected it. We knew we were going to get it. And it’s what happens with a transaction of this size. And what it means is that the Justice Department is going to ask us to submit a lot of information in certain areas so they can form a view, whether they think this is an acquisition that they would allow to go through. We’re very confident – highly confident – that they’ll reach a conclusion that, yes it can. But they have got to go through the process for that.

Q: So how long is this process going to take?

A: We don’t know yet. Until we get back with the Justice Department, and define the scope, which we will do over the next couple of weeks, that scope will give us – it won’t give us a firm date – but it will give us an idea of whether this is a six month timeframe, a three month timeframe, or something in between. And that’s probably what it is. I doubt it will be any shorter than three, Sharon? And I doubt it will be any longer than six or seven months, but it’s going to take a while.

Q: So what do you want employees to do or not to do?

A: Just what we’re doing now. I feel really good that everywhere I go, employees seem focused on their business, doing what they can to deliver on their plans for this year. And we’re starting on our plans for next year and that makes me feel confident that we can be patient, we can be disciplined, because the organization is continuing to deliver.

[UNRELATED DISCUSSION]

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